08025406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 7 2008

Washington, DC
112

SEC FILE NUMBER
8-52570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratton Capital Management, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Manning (212) 605-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie C.P.A's, P.C.
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratton Capital Management, LTD, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARRAH DUPLESSIS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DU6176848
QUALIFIED IN KINGS COUNTY
COMMISSION EXP. NOVEMBER 5, 2011

Notary Public

M. J. Manning
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATTON CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2007

RegenBenzMacKenzie

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Stratton Capital Management, Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Stratton Capital Management, Ltd. as of December 31, 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratton Capital Management, Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 26, 2008

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 65,603
Accounts Receivable	845,035
Prepaid Insurance	546
Prepaid Expenses - Other	22,456
Furniture, Fixtures and Equipment at Cost, less accumulated depreciation of $1,342	11,140
Organization Costs, less accumulated amortization of $21,670	-
TOTAL ASSETS	$ 944,780

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and Accrued Expenses	$ 41,959
Payroll Taxes Payable	4,582
Income Taxes Payable	20,888
Total Liabilities	67,429
Stockholder's Equity	
Capital Stock	10
Paid-in Capital	75,199
Retained Earnings	802,142
Total Stockholder's Equity	877,351
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 944,780

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions		1,263,575
Interest and Dividends		2,330
Other Income		35,000
Total Revenues		1,300,905
Expenses:		
Officer Salary		140,000
Office Salaries		244,213
Payroll Taxes		30,955
Office Rent and Utilities		168,938
Pension Expense		33,959
Office Expense		18,171
Telephone and Communications		21,486
Consulting		14,146
Computer Expense		8,570
Bank Service Charges		383
Dues, Licenses and Fees		12,510
Professional Fees		39,326
Insurance		29,200
Travel and Entertainment		158,709
Repairs and Maintenance		726
Depreciation and Amortization		977
Total Expenses		922,269
Income before Income Taxes		378,636
Provision for Income Taxes		22,351
Net Income for the Year Ended December 31, 2007	$	356,285

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 10	$ 75,199	$ 445,857	$ 521,066
Net Income - Year Ended December 31, 2007	-	-	356,285	356,285
Balance, December 31, 2007	$ 10	$ 75,199	$ 802,142	$ 877,351

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net Income	$ 356,285
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation and Amortization	977
Increase in Accounts Receivable	(418,557)
Decrease in Prepaid Insurance	611
Decrease in Prepaid Taxes	1,763
Increase in Prepaid Expenses-Other	(16,310)
Decrease in Accounts Payable and Accrued Expenses	(46,954)
Increase in Income Taxes Payable	20,888
Increase in Payroll Taxes Payable	4,582
Total Adjustments	(453,000)
Net Cash Used in Operating Activities	(96,715)
Cash Flows From Investing Activities:	
Purchase of Computer Equipment	(7,367)
Net Decrease in Cash	(104,082)
Cash and Cash Equivalents-January 1, 2007	169,685
Cash and Cash Equivalents- December 31, 2007	$ 65,603
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During the Year for:	
Income Taxes	$ -

NOTE 1 - ORGANIZATION

Stratton Capital Management, Ltd.("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Stratton was organized to sell private placements and related programs to qualified investors.

Stratton Capital Management does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Stratton uses the accrual method of accounting.

Cash and Cash Equivalents

Stratton includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Organizational Costs

Organizational costs were amortized over 60 months using the straight-line method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation of assets is provided on the straight-line method over the estimated useful lives of the assets, which is from three to seven years.

Computer Equipment	$ 7,367
Furniture and Fixtures	5,115
	$ 12,482
Less Accumulated Depreciation	(1,342)
Property and Equipment, Net	$ 11,140

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pension Plan

Stratton maintains a defined benefit pension plan. Pension expense represents current costs which are accrued and funded on a current basis. There are no unfunded pension costs which have to be amortized.

NOTE 3 - CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2007, was as follows:

Common Stock, par value $.01 per share, authorized 1,000 shares; issued 1,000 shares.

NOTE 4- ECONOMIC DEPENDENCY

Stratton derived a major portion of its revenue from one client. The revenues from this client amounts to approximately $899,000 and represents 71 percent of commissions.

At December 31, 2007, $670,000 was due from this customer.

NOTE 5 - INCOME TAXES

The company elected "S" status for Federal and New York State tax purposes. Accordingly , the income of the company is reported on the stockholder's personal income tax return. New York City does not recognize "S" Corporations, therefore the company is liable for New York City General Corporation Tax.

NOTE 6 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Stratton has a number of financial instruments, including cash. Stratton estimates that the fair value of all financial instruments at December 31, 2007, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Stratton using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that Stratton could realize in a current market exchange. None of the financial instruments are held for trading purposes.

NOTE 7 - NET CAPITAL REQUIREMENTS

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, Stratton had net capital of $(1,826), resulting in a net capital deficiency of $6,826 as is required to maintain a minimum net capital of $5,000. Stratton's net capital ratio was (36.93) to 1. The Securities and Exchange Commission and FINRA were properly notified about this deficiency. The deficiency was corrected on January 17, 2008.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2007

RegenBenzMacKenzie

SCHEDULE I
STRATTON CAPITAL MANAGEMENT, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL	
Total Assets	$ 944,780
Less: Total Liabilities	67,429
Net Worth	877,351
Deductions and/or Charges	
Non-allowable Assets:	
Accounts Receivable	845,035
Prepaid Insurance	546
Prepaid Expenses -Other	22,456
Furniture and Fixtures (net of depreciation)	11,140
Total Deductions and/or Charges	879,177
Net Capital	$ (1,826)
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 41,959
Payroll Taxes Payable	4,582
Income Taxes Payable	20,888
Total Aggregate Indebtedness	$ 67,429
Computation of Basic Net Capital Requirement	
Minimum Net Capital required	$ 5,000
Net Capital Deficiency	$ (6,826)
Net Capital Deficiency at 1,000 percent	$ (8,569)
Ratio: Aggregate indebtedness to Net Capital	(36.93) to 1
Ratio: Aggregate indebtedness Debt to Debt Equity	-

RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD. COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 11,859
Audit Adjustment to Record Additional Liabilities	(13,685)
Net Capital Per Above	$ (1,826)

SCHEDULE II
STRATTON CAPITAL MANAGEMENT, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

As Stratton Capital Management, Ltd. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
STRATTON CAPITAL MANAGEMENT, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

As Stratton Capital Management, Ltd. does not hold customer accounts, this schedule is not applicable.

SCHEDULE IV
STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31,2007

As Stratton Capital Management, Ltd. does not carry customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

The Board of Directors
Stratton Capital Management, Ltd.
New York, New York

In planning and performing our audit of the financial statements of Stratton Capital Management, Ltd. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Board of Directors
Stratton Capital Management, Ltd.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 26, 2008

END